EXHIBIT 12.2
NRG ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENTS

	For the Year Ended December 31,
	2012	2011(a)	2010	2009	2008
	(in millions except ratio)
Earnings:
Income/(loss) from continuing operations before income tax	$252	$(646)	$753	$1,669	$1,766
Net income/(loss) attributable to noncontrolling interest	20	—	(1)	(1)	—
Less:
Distributions and equity in earnings of unconsolidated affiliates	2	9	(19)	(41)	(44)
Impairment charge on equity method investment	2	495	—	—	—
Capitalized interest	(140)	(80)	(36)	(37)	(45)
Preference dividends - tax effected	(9)	(9)	(14)	(52)	(90)
Add:
Fixed charges	873	940	692	755	724
Amortization of capitalized interest	11	7	4	3	1
Total Earnings:	$1,011	$716	$1,379	$2,296	$2,312

Fixed Charges:
Interest expense	$671	$808	$600	$610	$546
Interest capitalized	140	80	36	37	45
Amortization of debt issuance costs	32	26	25	31	22
Amortization of debt discount	9	6	7	13	15
Approximation of interest in rental expense	12	11	10	12	6
Preference dividends - tax effected	9	9	14	52	90
Total Fixed Charges:	$873	$940	$692	$755	$724
Ratio of Earnings to Combined Fixed Charges and Preference Dividends	1.16	0.76	1.99	3.04	3.19

(a)	The ratio coverage for the year ended December 31, 2011 was less than 1:1. NRG would have needed to generate additional earnings of $224 million to achieve a ratio coverage of 1:1.